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                                  EX. 99-B.4.15

                     ING LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

This Contract is hereby endorsed to add the following new provisions to the end of Section 6.02 entitled Surrender Fee as follows:

No Surrender Fee is deducted from any portion of the Current Value which is paid:

     (d) When the Current Value is $2,500 or less and no surrenders have been taken from the Contract within the prior 12 months. If there is more than one Contract, then this provision will only apply when the total in all of the Contracts is $2,500 or less.

Endorsed and made a part of this Contract.



                                         /s/ Thomas J. McInerney




                                         President
                                         ING Life Insurance and Annuity Company